

September 28, 2010

Marty Weigel
President, Treasurer and Director
Shang Hide Consultants, Ltd.
1495 Ridgeview Drive, Suite #200
Reno, NV 89519

     Re: Shang Hide Consultants, Ltd.
             Form 10-12g
             Filed July 28, 2010
             File No. 000-54050

Dear Mr. Weigel:

We have reviewed your filing and your response to our letter dated August 24, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. The third acknowledgement in your correspondence dated September 17, 2010 does not appear appropriate. Please provide the acknowledgments in their appropriate form as indicated in the third bullet point below our comments in this letter. Furthermore, please note that such acknowledgments must be provided on behalf of the company rather than on behalf of Mr. Weigel in his capacity as "CPA."

2. We note your response to our comments one, two, four, five, seven through ten, 12, 14 and 15 of our letter dated August 24, 2010 and reissue those comments. Please amend your filing as appropriate to respond to those comments.

Statement of Changes in Stockholders' Equity, page F-5

3. We note your response to comment 16 of our letter dated August 24, 2010 and reissue our comment. Please revise the second column of your statement of changes in

stockholders' equity to show the $15,000 par value amount for the 15,000,000 shares you sold at $0.001 per share.

Notes to the Financial Statements, page F-7

4. We note in your response to comment 17 of our letter dated August 24, 2010 that you believe you became an SEC filer on the date the Form 10 was filed. Be advised that a Form 10 registration statement automatically becomes effective sixty (60) days following filing or earlier if acceleration is requested and granted. Please revise to disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued, pursuant to FASB ASC 855-10-50-1 or further explain to us why you believe you became an SEC filer on the date the Form 10 was filed, and provide us with the basis for your conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Archfield at (202) 551-3315 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or me at (202) 551-3795 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Michael J. Morrison, Esq.
Fax: (775) 827-6311